Filed by Kimball International, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Kimball International, Inc. Exchange Act File No.: 000-03279 Date: March 9, 2023 [The following email was sent to Kimball International, Inc. non manufacturing employees on March 9, 2023 with the letter from HNI's CEO and a HNI fact sheet attached.] From: Kristie Juster Subject Line: From HNI CEO: Personal Note & HNI Fact Sheet Dear KII, Yesterday we shared an important step as we look ahead to the next chapter for Kimball International. As I mentioned, Jeff Lorenger is the CEO of HNI, and he is very much looking forward to sharing with you next week. In the meantime, he has shared a personal note and a fact sheet with some more information on their business that I am pleased to extend on his behalf. Please take a moment to read more about his admiration of our business and his outlook on the opportunities for our future. Kristie Note: We are still separate companies, therefore, this process will continue to come with some formality, and we are required to include a number of disclosures when our companies communicate with one another.

To: Kimball International Employees From: Jeff Lorenger, HNI Chairman, President and Chief Executive Officer Date: March 9, 2023 Topic: A Message from HNI CEO Hello Kimball International team, On behalf of HNI’s members, which is what we have called our employees since our founding, I want to introduce myself and our company and recognize this exciting day for our organizations. I also want to welcome you to the start of a new chapter – one where HNI and Kimball International will leverage the collective strengths of our organizations to continue to grow together and capitalize on post-pandemic growth trends. As you may know, HNI (NYSE: HNI) is a leading global designer and provider of commercial furnishings for the workplace and home with a portfolio of established brands, including HON and Allsteel. Like Kimball International, HNI has a rich history and culture, guided by our founding principles and core values focused on integrity, respect, continuous improvement, and relentlessly serving our customers. HNI has long admired Kimball International and the work that you do, and we are impressed by the company, culture, and brands you have developed. So far, what I have learned about the Kimball International team is how much our cultures share many of the same attributes. We both care deeply about individual and collective growth and find meaning in the work we do to make a difference in the lives of our people, our customers, our communities, and the environment. Kimball International and HNI are an ideal fit, and our expanded capabilities and product portfolio ensures we are better positioned to reach a broad range of customers who are adapting to evolving return-to-office dynamics. Professional growth and development is a core tenet at HNI and an area we invest in significantly. Following the completion of the transaction, HNI and Kimball International members will benefit from expanded career opportunities as part of a larger, stronger, and more diversified company. Additionally, the combined company will have a stronger platform for growth, delivering significant benefits for our shareholders, dealers, and customers. HNI Corporation 600 East Second Street, Muscatine, Iowa 52761 www.hnicorp.com

Looking ahead, we expect the transaction to close by mid-2023, subject to regulatory and other approvals. Until then, it is important to remember that it is business as usual, and HNI and Kimball International will continue to operate as independent companies. I look forward to speaking with you in person next week about what this announcement means for our two companies. I am proud to bring our teams together and want to share my enthusiasm for the bright future we have ahead. I have no doubt that we will collectively be stronger together. Over the coming months, we will be working on integration planning, which will be led by members of both companies. I look forward to welcoming you to the HNI team. FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about HNI’s, Kimball’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward- looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward- looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between HNI and Kimball (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HNI’s and Kimball’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Kimball; the outcome of any legal proceedings that may be instituted against HNI or Kimball; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Kimball operate; the ability to promptly and effectively integrate the businesses of HNI and Kimball; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Kimball’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger- related matters; and the impact of the global COVID-19 pandemic on HNI’s or Kimball’s businesses, the ability to complete the Transaction or any of the other foregoing risks. These factors are not necessarily all of the factors that could cause HNI’s, Kimball’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Kimball’s or the combined company’s results.

All forward-looking statements attributable to HNI, Kimball, or the combined company, or persons acting on HNI’s or Kimball’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and HNI and Kimball do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Kimball update one or more forward-looking statements, no inference should be drawn that HNI or Kimball will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Kimball and factors which could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Kimball’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC. NO OFFER OR SOLICITATION This communication is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT In connection with the Transaction, HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI capital stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of Kimball that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of Kimball seeking their approval of the Transaction and other related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, KIMBALL, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Kimball through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Kimball at its website, www.kimballinternational.com. PARTICIPANTS IN THE SOLICITATION HNI, Kimball, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kimball in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Kimball and other persons who may be deemed to be participants in the solicitation of shareholders of Kimball in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about HNI, the directors and executive officers of HNI and their ownership of HNI common stock is also set forth in the definitive proxy statement for HNI’s 2022 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 1, 2022, and other documents subsequently filed by HNI with the SEC. Additional information about Kimball, the directors and executive officers of Kimball and their ownership of Kimball common stock can also be found in Kimball’s definitive proxy statement in connection with its 2022 Annual Meeting of Shareholders, as filed with the SEC on September 7, 2022, and other documents subsequently filed by Kimball with the SEC. Free copies of these documents may be obtained as described above.

Company Overview: • For over 75 years, HNI has been improving where people live, work, and gather • Founded in 1947 in Muscatine, Iowa, HNI is a leading manufacturer of workplace furnishings and residential building products • 20 industry-leading global brands offering products and services for a wide range of workplace and residential applications § Key brands include: • Deep commitment to individual and collective growth and making a difference in the lives of our people, customers, communities, and the environment HNI at a Glance: • Headquarters: Muscatine, Iowa • Chairman, President, and CEO: Jeffrey Lorenger • Two operating segments: Workplace Furnishings and Residential Building Products • Members (employees): ~7,300 • Market Cap: ~$1.3B • Net Sales: $2.4B in 2022 • Ticker: HNI (NYSE) • Strong commitment to Corporate Social Responsibility and Diversity, Equity, and Inclusion § Ranked #6 in Newsweek’s List of America’s 500 Most Responsible Companies for 2023 Our Member-Owner Culture: • Our people are at the heart of our company. Guided by our founding principles and values that every employee – known as “members” – is treated with fairness and respect • Members are empowered to think and act like owners and trusted to make business-improving decisions • Through opportunities for stock ownership and profit sharing, most Hanger members benefit from the success of the company as a whole, creating a strong culture of shared responsibility, empowered accountability, and an enthusiasm for rapid continuous improvement HNI’s Values: Our success depends on living our core beliefs every day • Relentless Focus on Customers • Always Looking for a Better Way • Shared Responsibility & Rewards • Positively Impacting the Planet • Fairness & Respect • Integrity Without Compromise • A Community for Everyone We promise to • Create long-term value for shareholders, stakeholders, and customers • Be a great place to work • Be responsible global citizens

FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about HNI’s, Kimball’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between HNI and Kimball (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HNI’s and Kimball’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Kimball; the outcome of any legal proceedings that may be instituted against HNI or Kimball; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Kimball operate; the ability to promptly and effectively integrate the businesses of HNI and Kimball; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Kimball’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on HNI’s or Kimball’s businesses, the ability to complete the Transaction or any of the other foregoing risks. These factors are not necessarily all of the factors that could cause HNI’s, Kimball’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Kimball’s or the combined company’s results. All forward-looking statements attributable to HNI, Kimball, or the combined company, or persons acting on HNI’s or Kimball’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and HNI and Kimball do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Kimball update one or more forward- looking statements, no inference should be drawn that HNI or Kimball will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Kimball and factors which could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Kimball’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC. NO OFFER OR SOLICITATION This communication is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT In connection with the Transaction, HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI capital stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of Kimball that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of Kimball seeking their approval of the Transaction and other related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, KIMBALL, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Kimball through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Kimball at its website, www.kimballinternational.com. PARTICIPANTS IN THE SOLICITATION HNI, Kimball, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kimball in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Kimball and other persons who may be deemed to be participants in the solicitation of shareholders of Kimball in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about HNI, the directors and executive officers of HNI and their ownership of HNI common stock is also set forth in the definitive proxy statement for HNI’s 2022 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 1, 2022, and other documents subsequently filed by HNI with the SEC. Additional information about Kimball, the directors and executive officers of Kimball and their ownership of Kimball common stock can also be found in Kimball’s definitive proxy statement in connection with its 2022 Annual Meeting of Shareholders, as filed with the SEC on September 7, 2022, and other documents subsequently filed by Kimball with the SEC. Free copies of these documents may be obtained as described above.